Further to the release of the BHP Billiton Group's Preliminary Financial Results for the year ended 30 June 2002 on 7 August, please find following the balance of the information required by the Listing Rules of the Australian Stock Exchange. The information is provided to you in accordance with the BHP Billiton Group policy of making such announcements to all stock exchanges on which BHP Billiton Limited and BHP Billiton Plc have primary or secondary listings. YOU SHOULD NOTE HOWEVER THAT THE INFORMATION HAS BEEN PREPARED IN ACCORDANCE WITH AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. It is anticipated that the 2002 Annual Reports of BHP Billiton Limited and BHP Billiton Plc will be despatched to shareholders at the end of this month, together with the notices of shareholder meetings to be held on 4 November.

K J Wood - Company Secretary

BHP Billiton Group

2001/2002 FINANCIAL RESULTS

9 September 2002

The following information is provided in relation to the results for the year ended 30 June 2002.

Basis of presentation of financial information

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group) from 29 June 2001, with neither assuming a dominant role.

Accounting and Reporting on the DLC Merger

In accordance with the Australian Investments and Securities Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this financial information presents the financial results of the BHP Billiton Group as follows:

                            -  Results for the year ended 30 June 2002 are of the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP
                           Billiton Plc and its subsidiary companies;

- Comparative period results are of BHP Billiton Limited and its subsidiary companies only, except for the Statement of Financial Position as at 30 June 2001 which includes both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies; and

- Results are presented in US dollars unless otherwise stated.

Results for financial year 2002

Overview

The financial results for the year ended 30 June 2002 for the BHP Billiton Group demonstrate the financial strength of the merged group, exemplified by strong operating cash flow generation and underlying balance sheet strength.

Net profit attributable to members of the BHP Billiton Group for 2002 of US$1 648 million was an increase of 49 per cent from the previous year (2001: US$1 109 million). Earnings per share were 27.3 US cents (2001: 30.1 US cents).

Profit before borrowing costs and tax

Profit before borrowing costs and tax was US$3 099 million compared with a profit of US$1 735 million for 2001.

Excluding significant items (refer below), profit before borrowing costs and tax was US$3 311 million compared with a profit of US$2 640 million for 2001.

The following represents major factors affecting profit before borrowing costs and tax (excluding significant items and outside equity interests) for the year ended 30 June 2002:

- The inclusion of financial results for the BHP Billiton Plc Group.

- Lower prices for crude oil, copper, diamonds, silver and zinc were partly offset by higher prices for metallurgical coal, energy coal, and gas.

- Lower sales volumes from Base Metals, Carbon Steel Materials, Petroleum products and Energy Coal businesses.

- Lower price linked costs were mainly due to lower royalties and taxes for petroleum products together with lower costs for London Metals Exchange (LME) listed commodities partially offset by increased royalty costs at metallurgical coal operations mainly reflecting higher metallurgical coal prices.

Merger benefit initiatives generated net cost savings during the year.

Results for financial year 2002 (continued)

Profit before borrowing costs and tax (continued)

Costs increased at Escondida (Chile) mainly reflecting the decision to reduce production in response to weaker Base Metals markets and increased costs at metallurgical coal operations (Australia) and energy coal operations (New Mexico) were due to operational issues. These factors were partly offset by lower operating costs at Liverpool Bay (UK) and Hillside (South Africa), primarily reflecting higher maintenance activities in the corresponding period, cost reductions at the Gulf of Mexico (US) petroleum operations mainly due to increased productivity, and savings at WA Iron Ore operations (Australia) due to lower port and rail costs.

- New and acquired operations that contributed to the current period include commencement of production of petroleum from Typhoon (US), Zamzama (Pakistan) and Keith (North Sea) and the acquisition of an additional 29 per cent interest in the Ekati™ diamond business.

- Steel profits (excluding OneSteel Limited) reduced by approximately US$130 million. The corresponding period included contribution to profit before borrowing costs and tax of approximately US$125 million from a higher ownership interest in metallurgical coal (Queensland), the sale of Buffalo oilfield (Australia), spun-out steel operations (OneSteel Limited), and the Ok Tedi copper mine (PNG), partly offset by losses from HBI Venezuela. The current period included a lower contribution from PT Arutmin Indonesian Energy Coal operations due to sale of the business in November 2001.

- Profits from asset sales were higher than the corresponding period mainly due to the profit on sale of PT Arutmin Energy Coal operations in Indonesia.

- Exploration charged to profit was approximately US$287 million, and included the write-off of La Granja copper exploration activities (Peru), together with increased petroleum activity in the Gulf of Mexico.

Significant items

Significant items totalling US$212 million (before tax) were expensed at year end. These included one-off costs of US$80 million relating to the merger and restructuring of the Group during the year.

Following a reassessment of the Group's asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

Sulphide operations at Tintaya (Peru) have been suspended until at least January 2003. A charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment.

In June 2002 a change in legislation increased the corporation taxation rate for oil and gas companies in the United Kingdom from 30 per cent to 40 per cent, resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the full year's results. The tax effects of other significant items were a benefit of US$24 million.

Excluding significant items, net profit attributable to members of the BHP Billiton Group for 2002 of US$1 892 million was a decrease of 0.9 per cent from the previous year (2001: US$1 909 million).

The major significant items before taxation for the year ended 30 June 2001 included a charge to profit of:

- US$520 million associated with the write-off of BHP Billiton's equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks and other associated costs;

- US$430 million from the write-off of the Ok Tedi copper mine;

- US$37 million related to merger transaction costs; and

- US$46 million related to organisational restructuring costs and provisions mainly related to the merger.

These items are partially offset by a US$128 million profit from sale of interests in the Central Queensland Coal Associates (CQCA) and Gregory Joint Ventures to Mitsubishi. A taxation charge of US$33 million was incurred for non-deductibility of financing costs as a consequence of an income tax audit. The tax effects of other significant items were a benefit of US$138 million.

Results for financial year 2002 (continued)

Borrowing costs

Borrowing costs were US$449 million, impacted by an improved credit rating, higher average debt levels (impacted by the inclusion of the BHP Billiton Plc Group) and lower market interest rates.

Taxation

The tax charge for the year was US$955 million, representing an effective rate of 36.0 per cent. This rate is above the nominal rate of 30 per cent mainly due to non tax-effected losses in the current year, non-deductible accounting depreciation and amortisation, and secondary taxes on dividends paid and payable by South African entities, partly offset by the recognition of prior year tax losses.

Comparison to results under UK GAAP

As a consequence of the DLC merger, the BHP Billiton Limited Group and the BHP Billiton Plc Group have aligned accounting policies, as far as is possible, to minimise differences and simplify determination and reporting of the combined results. The item where alignment is not possible in terms of UK and Australian GAAP and which impacts the year ended 30 June 2002 is described below.

Under UK GAAP, until 30 June 1998 goodwill arising upon acquisition was written off directly against equity. Subsequently and currently under UK GAAP, goodwill is to be retained as an asset and amortised. This current treatment is consistent with that required under Australian GAAP.

As of 30 June 1998, the BHP Billiton Plc Group had written off a net amount of goodwill of US$513 million directly against equity. For Australian GAAP reporting on a combined basis, this goodwill is reinstated on the Statement of Financial Position as an intangible asset, with a corresponding credit to equity. The net balance at 30 June 2002 (after amortisation) is US$471 million and the impact on the Australian GAAP Statement of Financial Performance is a charge to profit of US$42 million (no tax effect) for the year ended 30 June 2002. Thus, the attributable profit of the BHP Billiton Group of US$1 690 million under UK GAAP compares to that recorded by the BHP Billiton Group of US$1 648 million for the same period under Australian GAAP.

Cash flow

Operating cash inflows for the year were US$3 724 million with a total cash outflow of US$9 million.

Expenditure on growth projects of US$1 590 million, including Escondida Phase IV, the ROD oil and Ohanet wet gas projects in Algeria, Mozal II and Petroleum projects in the Gulf of Mexico and exploration expenditure of US$390 million, was an increase of US$114 million from the prior year.

Combined with maintenance capital expenditure and investment expenditure on Colombian coal assets and Ekati™, partially offset by proceeds from the sale of PT Arutmin, this contributed to an investing cash outflow of US$2 538 million.

After dividend payments of US$831 million, financing cash outflows were US$1 195 million.

Portfolio management

The demerger of BHP Steel in July 2002 was a landmark event, severing a link of many decades. The outcome was embraced by both organisations, launching BHP Steel as an independent, world-class steel business and releasing the BHP Billiton Group to focus on its upstream interests. Strong demand for the BHP Steel shares, which were sold through the Sale Facility to participants under the Retail and Institutional offers, took the final price to A$2.80 per BHP Steel share. The 6 per cent retained by the BHP Billiton Group and sold through the Sale Facility brought a cash benefit of US$75 million in July 2002. Accounting rules will see the difference between this selling price and the book value - some US$19 million - appear as a loss in the 2003 financial statements. BHP Billiton Plc shareholders received approximately 149 million bonus shares to match the demerger value distributed to BHP Billiton Limited shareholders.

During the year the BHP Billiton Group also finalised its responsible exit from the Ok Tedi copper mine in Papua New Guinea, in the process establishing a fund to support its future social and economic development of the people of Papua New Guinea and, in particular of the Western Province. The BHP Billiton Group also announced the sale of its interest in the PT Arutmin Indonesia Energy Coal operations, and the acquisition, in conjunction with its partners, of the 50 per cent interest in Cerrejon Zona Norte Energy Coal mine in Colombia, bringing its interest to 33 per cent.

Balance sheet

Net assets for the BHP Billiton Group were US$13 153 million at 30 June 2002, an increase of US$921 million from the 30 June 2001 position.

Equity shareholders' funds for the BHP Billiton Group were US$13 153 million at 30 June 2002, an increase of US$921 million from the previous year. Net borrowings for the BHP Billiton Group were US$6 681 million at 30 June 2002.

As a consequence of the above, the gearing ratio decreased to 33.7 per cent compared with 36.5 per cent for the previous year.

Currency

Currency fluctuations affect the Statement of Financial Performance in two principal ways.

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales, Steel's sales to Australian customers and Energy Coal's sales to South African domestic customers).

However, a proportion of operating costs (particularly labour) arises in the local currency of the operations, most significantly the Australian dollar and South African rand, but also the Brazilian real, Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollar), in particular non-US dollar denominated debt, tax liabilities and provisions. Monetary assets and liabilities are converted into US dollar at the closing rate. The resultant differences are accounted for in the Statement of Financial Performance in accordance with Australian GAAP.

Capital management

A US$2.5 billion syndicated multi-currency revolving facility was completed in September 2001. This facility replaced the US$1.2 billion credit facility of the BHP Billiton Limited Group and the US$1.5 billion and US$1.25 billion credit facilities of the BHP Billiton Plc Group. The facility includes a US$1.25 billion 364-day revolving credit component, and a US$1.25 billion five-year revolving credit component.

In October 2001, the BHP Billiton Group increased its A$ Commercial Paper Program limit from A$1 billion to A$2 billion. During November 2001, the Group issued A$1 billion in debt securities in two tranches: A$750 million of seven-year, 6.25 per cent notes maturing August 2008; and A$250 million of three-year, floating rate notes maturing November 2004. In addition a US$1.5 billion Euro Medium Term Note (EMTN) program was established during June 2002.

In accordance with the announced share buy-back program, BHP Billiton Limited re-purchased 4 134 622 shares during the year at a weighted average price of A$8.83 per share. The buy-back program allows for the purchase of either BHP Billiton Limited or BHP Billiton Plc shares, up to a limit of 186 million shares.

Dividends

An interim dividend of 6.5 US cents per fully paid ordinary share was paid in December 2001 and a final dividend of 6.5 US cents per fully paid ordinary share was paid in July 2002, bringing the total for the year to 13.0 US cents. The BHP Billiton Limited dividends were fully franked for Australian taxation purposes.

The corresponding period for BHP Billiton Limited shareholders included an unfranked interim dividend of 12.1 Australian cents per fully paid share (adjusted for merger bonus issue) and a fully franked final dividend of 12.6 Australian cents per fully paid share (adjusted for merger bonus issue).

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register.

The rates of exchange applicable two business days before the declaration date were used for conversion.

Statement of Financial Performance (a) for the financial period ended 30 June	2002	2001
	US$M	US$M
Revenue from ordinary activities
Sales	15 896	11 134
Interest revenue	142	61
Other revenue	1 024	875

	17 062	12 070

deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	12 433	9 064
Depreciation and amortisation	1 753	1 286
Borrowing costs	449	299
	2 427	1 421

Share of net profit of associated entities accounted for using the equity method	223	15
	2 650	1 436
deduct
Income tax expense attributable to ordinary activities	955	583
Net profit	1 695	853

(deduct)/add
Outside equity interests in net profit	(47)	256
Net profit attributable to members of the BHP Billiton Group .	1 648	1 109

Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax	25	292

Total direct adjustments to equity attributable to members of the BHP Billiton Group	25	292

Total changes in equity other than those resulting from transactions with owners	1 673	1 401

(a) Financial information for 2002 represents the financial performance of the BHP Billiton Group. Financial information for 2001 represents the financial performance of the BHP Billiton Limited Group only.

Statement of Financial Position (a)

as at 30 June

	2002	2001
Assets	US$M	US$M
Current assets
Cash assets	1 499	1 285
Receivables	2 294	2 246
Other financial assets	117	215
Inventories	1 509	1 700
Other assets	108	130

Total current assets	5 527	5 576
Non-current assets
Receivables	889	376
Investments accounted for using the equity method	1 505	1 236
Other financial assets	581	554
Inventories	80	90
Property, plant and equipment	19 484	18 632
Intangible assets	513	608
Deferred tax assets	480	459
Other assets	803	693

Total non-current assets	24 335	22 648

Total assets	29 862	28 224
Liabilities
Current liabilities
Payables	2 435	2 255
Interest bearing liabilities	1 797	1 807
Tax liabilities	493	321
Other provisions	1 116	1 046

Total current liabilities	5 841	5 429
Non-current liabilities
Payables	121	144
Interest bearing liabilities	6 383	6 521
Deferred tax liabilities	1 600	1365
Other provisions	2 764	2 533

Total non-current liabilities	10 868	10 563

Total liabilities	16 709	15 992

Net assets	13 153	12 232
Equity
Contributed equity - BHP Billiton Limited	3 143	3 039
Called up share capital - BHP Billiton Plc	1 752	1 752
Reserves	471	530
Retained profits	7 455	6 526
	12 821	11 847
Equity attributable to outside equity interests	332	385
Total equity	13 153	12 232

(a) Financial information for 2002 and 2001 represents the financial position of the BHP Billiton Group.

Statement of Cash Flows (a)

for the financial period ended 30 June

	2002	2001
	US$M	US$M
Cash flows related to operating activities
Receipts from customers	16 129	11 369
Payments to suppliers, employees, etc	(11 836)	(7 796)
Dividends received	187	42
Interest received	156	64
Borrowing costs	(525)	(348)
HBI Venezuela guarantee payment	-	(310)
Other	128	14

Operating cash flows before income tax	4 239	3 035
Income taxes paid net of refunds received	(515)	(328)

Net operating cash flows	3 724	2 707

Cash flows related to investing activities
Purchases of property, plant and equipment	(2 359)	(1 046)
Exploration expenditure	(390)	(276)
Purchases of investments	(321)	(367)
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash	(45)	(366)
Investing outflows	(3 115)	(2 055)

Proceeds from sale of property, plant and equipment	200	86
Proceeds from sale or redemption of investments	232	275
Proceeds from OneSteel spin-out	-	366
Proceeds from sale or partial sale of controlled entities
and joint venture interests net of their cash	145	156

Net investing cash flows	(2 538)	(1 172)

Cash flows related to financing activities
Proceeds from ordinary share issues, etc	140	76
Proceeds from interest bearing liabilities	3 975	411
Repayment of interest bearing liabilities	(4 331)	(1 448)
Redemption of secured Employee Share Plan program	(134)	-
Purchase of shares under Share Buy-Back program	(19)	-
Dividends paid	(831)	(524)
Other	5	(10)

Net financing cash flows	(1 195)	(1 495)

Net increase in cash and cash equivalents	(9)	40
Cash and cash equivalents at beginning of period	998	562
Effect of foreign currency exchange rate changes on cash and cash equivalents	1	(41)
BHP Billiton Plc Group (b)	-	437

Cash and cash equivalents at end of period	990	998
  Financial information for 2002 represents the financial performance of the BHP Billiton Group. Financial information for 2001 represents the financial performance of the BHP Billiton Limited Group only.
  This amount represents the inclusion of the BHP Billiton Plc Group as a consequence of the DLC merger on 29 June 2001.

Statement of Cash Flows (continued)
	2002	2001
Reconciliation of cash	US$M	US$M
Cash and cash equivalents comprise:	1 199	836
Short term deposits	300	449
Cash assets	1 499	1 285

Bank overdrafts	(509)	(287)
Total cash and cash equivalents	990	998

Non-cash financing and investing activities
Shares issued:
Dividend Investment Plan	-	1

Other
Employee Share Plan loan instalments	6	11

The Dividend Investment Plan (DIP) is an application of dividends.

The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Limited Group, by the application of dividends.

Comparison of half year profits

	2002	2001
	US$M	US$M
Net profit attributable to members of the BHP Billiton Group reported for the 1st half year	1 177	801
Net profit attributable to members of the BHP Billiton Group reported for the 2nd half year	471	308

Ratios

	2002	2001

Profit before tax / revenue Profit from ordinary activities before tax as a percentage of revenue	15.5%	11.9%
Profit after tax / equity interests Profit from ordinary activities after tax attributable to members as a percentage of equity at the end of the period	12.5%	9.4%

Control gained over entities having material effect

There were no acquisitions during the year having a material effect on profit.

Loss of control of entities having material effect

There were no disposals during the year having a material effect on profit.

Franking credits

The BHP Billiton Group had an adjusted franking account balance of US$591 million at 30 cents in the dollar available at 30 June 2002 before the 3 July 2002 dividend payment. An amount of US$252 million at 30 cents in the dollar was used as a result of the 3 July 2001 dividend payment. It is anticipated that dividends payable in the following year will be fully franked.

From 1 July 2002, the Australian Income Tax Assessment Act 1997 requires measurement of franking credits based on the amount of income tax paid, rather than after tax profits. As a result, the 'franking credits available' were converted from US$591 million to US$253 million as at 1 July 2002. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

Discontinued Operations

Refer ' Significant events after year end'.

Retained profits

	2002	2001
	US$M	US$M

Retained profits at the beginning of the period	6 526	1706
Dividends provided for or paid	(784)	(476)
Aggregate of amounts transferred from reserves	84	(3)
BHP Billiton Limited share buy-back program	(19)	-
Net profit	1 648	1 109
Exchange variations	-	(348)
BHP Billiton Plc Group (a)	-	4 538
Retained profits at the end of the financial period	7 455	6 526

(a) This amount represents the inclusion of the BHP Billiton Plc Group as a consequence of the DLC merger on 29 June 2001.

Income tax

	2002	2001
	US$M	US$M
Income tax expense
Profit from ordinary activities before income tax	2 650	1 436

Prima facie tax calculated at 30 cents (2001: 34 cents) in the dollar on profit from ordinary activities	795	488
add/(deduct) tax effect of permanent differences
Rebate for dividend	-	(3)
Investment and development allowance	(10)	(21)
Amounts over provided in prior years	(23)	(28)
Recognition of prior year tax losses	(103)	(142)
Non-deductible accounting depreciation and amortisation	67	17
Non-deductible dividends on redeemable preference shares	13	27
Non-tax effected operating losses	69	(7)
Tax rate differential on non Australian income	(1)	28
Non tax-effected capital gains	(12)	(72)
Foreign expenditure including exploration not presently deductible	16	57
Foreign exchange gains and other translation adjustments	29	16
Tax rate changes	59	(24)
Investment and asset impairments	32	199
Other	24	48

Income tax attributable to profit from ordinary activities	955	583
deduct Income tax benefit arising from items taken to exchange fluctuation account	1	74
Total income tax taken to account	954	509

Exploration, evaluation and development expenditure capitalised

2002	2001
US$M	US$M

Exploration, evaluation and development expenditure - not yet in production	1 194	779
- in production	986	849

Total exploration, evaluation and development expenditure capitalised	2 180	1 628

Exploration, evaluation and development expenditure capitalised (continued)

Details of exploration, evaluation and development expenditure not yet in production:
	In exploration and/or evaluation stage		In development stage
	2002	2001	2002	2001
	US$M	US$M	US$M	US$M

Opening balance	386	225	393	134
Expenditure incurred during the period	350	288	381	256
Expenditure expensed during the period	(287)	(236)	-	-
Transferred from evaluation to development	(88)	(5)	88	5
Transferred to production	(9)	(3)	(7)	(14)
Disposals	-	-	-	-
Depreciation	(9)	(32)	(6)	(2)
Exchange fluctuations and other movements	(1)	(5)	3	(15)
BHP Billiton Plc Group (a)	-	154	-	29

Closing balance	342	386	852	393

  This amount represents the inclusion of the BHP Billiton Plc Group as a consequence of the DLC merger on 29 June 2001.

Depreciation and amortisation

	2001	2000
	US$M	US$M
Depreciation relates to
Buildings	94	75
Plant, machinery and equipment	1 308	1 042
Mineral rights	119	28
Exploration, evaluation and development expenditure	175	136
Capitalised leased assets	9	2

Total depreciation	1 705	1 283
Amortisation (a)	48	3
Total depreciation and amortisation	1 753	1 286

	2002 US$M
	Before tax	Related Tax	Related outside equity interests	Amount (after tax) attributable to members of BHP Billiton Group
(a) Amortisation relates to
Amortisation of goodwill	48	-	-	48
Amortisation of other intangibles	-	-	-	-
Total amortisation	48	-	-	48

Segment results

Industry classification

	External revenue	Inter- segment revenue	Share of net profit from associated entities	Profit before tax (a)	Gross segment assets (b)	Gross segment liabilities	Depreciation and amortisation	Other non-cash expenses	Capital expenditure (c)
2002	US$M
Aluminium	2 846	-	-	502	5 436	746	246	3	291
Base metals	1 415	23	32	27	4 502	1 087	233	165	527
Carbon steel materials	2 949	167	47	1 044	3 240	1 135	175	35	277
Stainless steel materials	799	-	4	9	1 963	267	94	2	84
Energy coal	2 045	-	18	493	2 895	1 072	191	13	294
Diamonds and specialty products	1 096	19	122	219	1 410	181	79	2	60
Petroleum	2 801	35	-	1 052	4 539	2 061	571	22	687
Steel (d)	2 495	142	-	91	2 675	800	137	4	100
Group and unallocated items (e) (f)	474	224	-	(480)	3 202	9 360	27	31	39
Net unallocated interest	142	-	-	(307)	-	-	-	-	-
BHP Billiton Group	17 062	610	223	2 650	29 862	16 709	1 753	277	2 359
	BHP Billiton Ltd Group
	External revenue	Inter- segment revenue	Share of net profit from associated entities	Profit before tax (a)	Gross segment assets (b)	Gross segment liabilities	Depreciation and amortisation	Other non-cash expenses	Capital expenditure (c)
2001	US$M
Aluminium	-	-	-	-	5 233	545	-	-	-
Base metals	1 380	-	-	391	4 146	1 101	166	8	244
Carbon steel materials	2 642	177	63	873	3 209	1 106	213	84	131
Stainless steel materials	-	-	-	-	1 891	217	-	-	-
Energy coal	638	-	-	128	2 407	838	67	2	52
Diamonds and specialty products	256	5	-	36	1 609	243	30	6	26
Petroleum	3 413	21	-	1 475	4 112	1 975	540	101	459
Steel (d)	3 271	333	-	234	2 641	849	174	15	69
Group and unallocated items (e) (f)	409	38	(48)	(1 463)	2 976	9 118	96	572	65
Net unallocated interest	61	-	-	(238)	-	-	-	-	-
BHP Billiton Limited Group	12 070	574	15	1 436	28 224	15 992	1 286	788	1 046

(a) Before outside equity interests.

(b) Included within gross segment assets are the following carrying values of associates accounted for using the equity method of accounting: Base metals; 2002 - US$383million (2001 - US$531mllion), Carbon steel materials; 2002 - US$278 million (2001 - US$276 million), Stainless steel materials; 2002 - US$3 million (2001 - US$27 million), Energy coal; 2002 - US$490 million (2001 - US$265 million), Diamonds and specialty products; 2002 - US$326 million (2001 - US$137 million), Petroleum; 2002 - US$25 million (2001 - US$nil), and Group and unallocated items; 2002 - US$nil (2001 - US$nil).

(c) Excluding investment expenditure, capitalised borrowing costs and capitalised exploration.

Segment results

Industry classification (continued)

(d) The results of operations and the financial position presented as the Steel segment, represents substantially all of the Steel business to be demerged. Amounts not attributable to BHP Steel include results of operations and financial position of Transport and Logistics, until 31 December 2001, and certain minor residual steel assets and liabilities that will not be demerged as part of BHP Steel. Refer Significant events after year end.

(e) Comparative results for the Ok Tedi copper mine and HBI Venezuela are included in Group and unallocated items. Ok Tedi was previously included in Base Metals and HBI Venezuela was previously included in Carbon Steel Materials.

(f) Includes consolidation adjustments.

Segment results

Geographical classification

	2002	2001
	US$M	US$M
External revenue by location of customer
Continuing operations
Australia	2 012	2 250
North America	1 969	1 262
Europe	3 929	1 405
South America	457	341
Southern Africa	1 193	-
Japan	1 941	1 869
South Korea	1 001	584
Other Asia	1 634	1 091
Rest of World	537	234
Total from continuing operations	14 673	9 036
Discontinued operations
Australia	1 339	1 622
North America	190	260
Europe	112	163
South America	24	23
Japan	17	33
South Korea	43	70
Other Asia	328	461
Rest of World	336	402
Total from discontinued operations (a)	2 389	3 034
BHP Billiton Group	17 062	12 070

Segment results

Geographical classification (continued)

	2002	2001
	US$M	US$M
Gross segment assets
Continuing operations
Australia	9 251	9 158
North America	3 525	4 110
Europe	1 775	1 624
South America	6 722	5 172
Southern Africa	5 163	4 958
Rest of World	694	654
Total from continuing operations	27 130	25 676
Discontinued operations
Australia	1 977	1 760
North America	95	101
Europe	8	32
Rest of World	652	655
Total from discontinued operations (a)	2 732	2 548
BHP Billiton Group	29 862	28 224

Capital expenditure
Continuing operations
Australia	538	303
North America	288	229
Europe	211	60
South America	581	248
Southern Africa	347	-
Rest of World	296	148
Total from continuing operations	2 261	988
Discontinued operations
Australia	73	47
North America	-	1
Rest of World	25	10
Total from discontinued operations (a)	98	58
BHP Billiton Group	2 359	1 046

(a) Refer 'Significant events after balance date'.

Export sales from Australia amounted to $4 774 million and US$4 998 million for 2002 and 2001 respectively. Approximately 26 per cent and 25 per cent of such sales during 2002 and 2001 respectively were to customers in Japan.

Export sales from UK amounted to US$501 million and US$507 million for 2002 and 2001 respectively. None of these sales were to customers in Japan.

Contributed equity at end of financial period

BHP Billiton Limited

Movements in ordinary fully paid shares	Number of shares On issue 2002	Of which quoted
Opening number of shares	3 704 256 885	3 704 256 885
Shares issued on exercise of Employee Share Plan options (a)	22 955 508	22 955 508
Partly paid shares converted to fully paid (b)	1 815 916	1 815 916
Shares bought back and cancelled	(4 134 622)	(4 134 622)
Closing number of shares (c)	3 724 893 687	3 724 893 687
Special Voting Share (d)	1	-

BHP Billiton Plc

Movements in ordinary called up fully paid shares	Number of shares On issue 2002	Of which quoted
Opening number of shares	2 319 147 885	2 319 147 885
Closing number of shares	2 319 147 885	2 319 147 885
Special Voting Share (d)	1	-

(a) Refer 'Employee Share Awards'

(b) 65 000 shares paid to 71 cents and 1 351 500 shares paid to 67 Australian cents were converted to fully paid during 2002. There were no partly paid shares issued during the year.

(c) During the period 1 July 2002 to 2 September 2002, 1 283 554 Executive Share Scheme partly paid shares were paid up in full and 3 561 997 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options.

(d) Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electoral Actions.

Employee Share Awards

BHP Billiton Limited employee share awards (a)

Month of issue	Number issued	Number of recipients	Number Exercised	Shares issued on exercise	Number lapsed	Awards outstanding at Balance date	Exercise Price A$	(b)	Exercise period
Employee Share Plan options
November 2001	6 870 500	113	-	-	52 521	6 817 979	$8.99		Oct 2004 - Sept 2011
November 2001	7 207 000	153	8 034	8 034	175 384	7 023 582	$8.98		Oct 2004 - Sept 2011
December 2000	3 444 587	67	25 000	51 627	-	3 392 960	$9.41		July 2003 - Dec 2010
December 2000	2 316 010	59	110 500	228 194	86 734	2 001 082	$9.40		July 2003 - Dec 2010
November 2000	1 719 196	44	30 000	61 953	111 515	1 545 728	$8.97		July 2003 - Oct 2010
November 2000	7 764 776	197	320 500	661 864	48 530	7 054 382	$8.96		July 2003 - Oct 2010
April 2000	61 953	3	-	-	-	61 953	$8.29		April 2003 - April 2010
April 2000	937 555	5	-	-	138 362	799 193	$8.29		April 2003 - April 2010
December 1999	413 020	1	-	-	-	413 020	$9.30		April 2002 - April 2009
December 1999	309 765	1	-	-	-	309 765	$8.19		April 2002 - April 2009
October 1999	123 906	6	25 000	51 628	20 651	51 627	$8.26		April 2002 - April 2009
October 1999	105 320	3	2 000	4 130	30 977	70 213	$8.26		April 2002 - April 2009
July 1999	206 510	1	-	-	-	206 510	$8.29		April 2002 - April 2009
April 1999	44 474 822	45 595	3 630 400	7 498 797	19 586 026	17 389 999	$7.62		April 2002 - April 2009
April 1999	16 901 398	944	1 671 500	3 451 816	6 226 585	7 222 997	$7.61		April 2002 - April 2009
April 1998	366 555	16	67 500	139 394	-	227 161	$7.14		April 2001 - April 2003
April 1998	289 114	23	104 500	215 802	10 326	62 986	$7.13		April 2001 - April 2003
November 1997	3 261 619	3 501	1 022 900	2 112 389	611 271	537 959	$7.53		Nov 2000 - Nov 2002
November 1997	16 336 800	16 411	6 238 950	12 882 403	2 314 255	1 140 142	$7.53		Nov 2000 - Nov 2002
October 1997	11 234 144	511	4 192 934	8 658 827	109 451	2 465 866	$7.42		Oct 2000 - Oct 2002
October 1997	8 243 879	379	2 874 064	5 935 229	310 798	1 997 852	$7.42		Oct 2000 - Oct 2002
July 1997	413 020	1	200 000	413 020	-	-	$9.18		July 2000 - July 2002
July 1997	816 747	36	228 500	471 875	143 525	201 347	$9.19		July 2000 - July 2002
October 1996	1 751 411	46	645 000	1 331 989	419 422	-	$7.53		Oct 1999 - Oct 2001
October 1996	2 244 144	66	1 047 200	2 162 572	81 572	-	$7.53		Oct 1999 - Oct 2001
						60 994 303

Employee Share Awards continued

BHP Billiton Limited employee share awards continued

Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise	Number lapsed	Awards outstanding at Balance Date	Exercise Price A$	Exercise period
Performance Rights (c) (d)
November 2001 (LTI)	4 770 800	110	8 610	8 610	102 990	4 659 200	-	Oct 2004 - Sept 2011
October 2001 (LTI)	162 200	2	-	-	-	162 200	-	Oct 2004 - Sept 2011
October 2001 (MTI)	222 892	6	-	-	-	222 892	-	Oct 2003 - Mar 2006
December 2000 (LTI)	387 601	11	-	-	-	387 601	-	July 2003 - Dec 2010
November 2000 (LTI)	4 143 278	104	372 611	769 479	113 581	3 260 218	-	July 2003 - Oct 2010
March 1999 (LTI)	2 141 100	1	575 000	1 231 132	-	909 968	-	Mar 1999 - Mar 2009
						9 602 079
Bonus Equity Plan awards (e)
November 2001	957 035	117	-	-	-	957 035	-	Nov 2004 - Oct 2006

BHP Billiton Plc employee share awards

Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise	Number lapsed	Awards outstanding at Balance date	Exercise price Pounds	Exercise period
Restricted Share Scheme
November 2001	274 914	1	-	-	-	274 914	-	8 Nov 2004
October 2001	4 178 000	197	51 320	51 320	222 880	3 903 900	-	1 Oct 2004
October 2001	863 000	41	1 833	1 833	11 367	849 800	-	Oct 2004 - Sept 2008
						5 028 614
Co-Investment Plan
November 2001	94 851	1	-	-	-	94 851	-	Nov 2003 - April 2006
October 2001	866 791	125	6 131	6 131	15 505	845 155	-	Oct 2003 - Mar 2006
						940 006

(a) The Dual Listed Companies (DLC) structure between BHP Billiton Limited and BHP Billiton Plc was established on 29 June 2001. Under the terms of the DLC structure BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001. The information presented has been adjusted for the bonus issue.

(b) Following the OneSteel Limited spin-out the exercise price of options issued under the Employee Share Plan prior to 31 October 2000 was reduced by A$0.66 (pre-bonus issue).

(c) The number of shares received on exercise of Performance Rights issued in March 1999 have been increased following the OneSteel Limited spin-out to reflect the capital reduction impact on the value of BHP Billiton Limited shares.

(d) Shares issued on exercise of Performance Rights include shares purchased on market.

(e) The Bonus Equity Share Plan provides eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited.

Investments in associated entities

Details of aggregate share of profits/(losses) of associates

	2002	2001
Share of net profit of associated entities	US$M	US$M

Profit from ordinary activities before income tax	301	41

Income tax expense	(78)	(26)

	223	15

Material interests in entities which are not controlled entities

Name of Entity	Percentage (%) of ownership interest held at end of period		Contribution to operating profit after income tax

	2002	2001	2002	2001
Equity accounted associates	%	%	US$M	US$M

Samarco Mineracao S.A.	50	50	32	42
Orinoco Iron C.A.	50	50	-	(48)
QCT Resources Ltd (a)	-	-	-	21
South Blackwater (b)	50	-	18	-
Highland Valley Copper (c)	34	34	17	-
Minera Alumbrera Limited (c)	25	25	26	-
Other (d)			130	-
Total			223	15

(a) A 50% interest in QCT Resources Ltd was acquired on 20 October 2000 and equity accounted from
1 November 2000 until its disposal on 28 June 2001.

(b) Acquired on 1 July 2001.

(c) Comparative contribution to operating profit after income tax for 2001 represents the financial performance for the BHP Billiton Limited Group only.

(d) Includes immaterial equity accounted associates and the Richards Bay Minerals joint venture owned 50% (2001: 50%).

Significant events after year end

In July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The demerger of BHP Steel effectively brings to an end BHP Billiton's involvment as a steel producer and follows the demerger of the OneSteel business in October 2000 and the disposal of other steel operations, the US West Coast Steel businesses in June 2000. These steel businesses, which comprise the majority of the Steel segment, are reported below.

The financial performance of these businesses, as included in the BHP Billiton Group financial statements, is detailed below.

Significant events after year end - continued

Discontinuing Steel businesses	2002 US$M	2001 US$M
Financial performance
Revenue from ordinary activities before interest income	2 389	3 034
Expenses from ordinary activities including depreciation and amortisation, excluding borrowing costs	2 315	2 829
	74	205

There were no significant items included within profit from ordinary activities before net borrowing costs and income tax for 2002. Within profit from ordinary activities before net borrowing costs and income tax for 2001 is a charge of US$22 million (before tax) relating to restructuring costs and provisions.

While the BHP Billiton Group operates its treasury function on a Group basis, certain financing arrangements not reported in the Steel segment can be attributed to the discontinuing Steel operations. Not included within revenue from ordinary activities for 2002 is interest income of US$13 million ( 2001 - US$15 million). The borrowing costs associated with attributable debt instruments was $US15 million for 2002 (2001 - US$30 million). The income tax expense / (benefit) related to discontinuing operations, including the tax impact on financing arrangements noted above, was a tax benefit of US$3 million (2001 - US$34 million tax expense).

The contribution to Group cash flows of these businesses before consideration of borrowing costs and income tax, as included in the BHP Billiton Group financial statements is detailed below:

Discontinuing Steel businesses	2002 US$M	2001 US$M
Cash flows
Net operating cash flows (excluding borrowing costs and income tax)	283	412
Net investing cash flows	(74)	367
Net financing cash flows	(21)	(68)
Total cash flows provided by discontinued operations	(188)	711

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

- A capital reduction and a transfer to BHP Billiton Limited shareholders of 94% of the shares in BHP Steel;

- A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held); and

- The sale by the BHP Billiton Group of the remaining 6% of BHP Steel shares held by the Group.

The impact of these steps (which have been recorded in July 2002) is:

- The BHP Billiton Group's capital was reduced by approximately US$1,501 million, including approximately US$19 million of costs directly associated with the demerger;

- A cash inflow of approximately US$369 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, together with US$75 million from the sale of the 6% of BHP Steel; and

- A loss of approximately US$19 million (no tax effect) relating to the sale of the 6% of BHP Steel.

Significant events after year end - continued

BHP Steel is the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. The company supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steel-making assets are the low-cost global scale Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (USA). A network of metallic coating and coil painting facilities operates in Australia, New Zealand and South East Asia.

The attributable net assets of BHP Steel as included in the BHP Billiton Group's 30 June 2002 Statement of Financial Position is provided below. In addition, the estimated net assets demerged in July 2002 are provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group. The 2001 financial position presented below represents a comparable basis by which to evaluate BHP Steel as the OneSteel spin-out and sale of the US West Coast Steel businesses were completed prior to 30 June 2001.

Discontinuing Steel businesses	2002 US$M	2001 US$M
Statement of financial position (a)
Total assets	2 732	2 548
Total liabilities	(841)	(741)
Outside equity interests	(21)	(14)
Total equity	1 870	1 793
Net payments to the BHP Billiton Group by BHP Steel to settle inter-company loans (post 30 June 2002)	(294)
Estimated attributable net assets of BHP Steel to be demerged	1 576

(a) Includes certain assets and liabilities (primarily cash, interest bearing liabilities and taxation provisions) which are not allocated to Steel for segment reporting purposes.

Change in accounting policies

Functional currency

With effect from 1 July 2001, the majority of the BHP Billiton Limited Group's businesses changed their functional currency to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with the BHP Billiton Plc Group and is the basis on which the combined BHP Billiton Group manages its businesses and records its transactions. The effect of this change for the year ended 30 June 2002 has been a decrease in net profit attributable to members of US$47 million. Concurrent with this change, the BHP Billiton Group has changed its policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses on site restoration provisions were recognised in the Statement of Financial Performance. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of property, plant and equipment. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the Statement of Financial Performance to the profit earned. The impact in the year ended 30 June 2002 has been the capitalisation to property, plant and equipment of foreign exchange losses of US$40 million.

Change in accounting policies (continued)

Asset impairment tests

With effect from 1 July 2001, asset impairment tests for the BHP Billiton Limited Group are completed using the risk-adjusted market-based discount rates (weighted average cost of capital). Previously, an asset's estimated recoverable amount was determined using expected net cash flows discounted at an interest rate based on the long-term interest bearing liabilities of the BHP Billiton Limited Group. This policy change had US$nil effect on the net profit attributable to members for the year ended 30 June 2002.

Contingent liabilities

	2002	2001
Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from	US$M	US$M
Joint ventures - unsecured	76	82
Other - unsecured	996	1 523
	1 072	1 605

For information contact:

Investor Relations: Andrew Nairn - Manager Investor Relations
(BH) (61 3) 9609 3952
Mobile (61) 0408 313 259
E-mail: andrew.w.nairn@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia